

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

<u>Via E-mail</u>
Eduardo Escaffi J.
Chief Financial Officer
Enersis S.A.
Santa Rosa 76
Santiago, Chile

      Re: Enersis S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed April 3, 2014
              File No. 1-12440

              Empresa Nacional De Electricidad S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed April 1, 2014
              File No. 1-13240

Dear Mr. Escaffi:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Thompson

              Jennifer Thompson
              Accounting Branch Chief